UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

New Peoples Bankshares, Inc.

(Name of Issuer)

Common Stock, par value $2.00 per share

(Title of Class of Securities)

64801P101

(CUSIP Number)

January 24, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64801P101

(1)	Names of reporting persons. I.R.S Identification Nos. of above persons (entities only). Richard G. Preservati individually
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 506,666(1)
(6) Shared voting power 0.0
(7) Sole dispositive power 506,666 (1)
(8) Shared dispositive power 0.0
(9)	Aggregate amount beneficially owned by each reporting person 3,039,999 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 13.58%
(12)	Type of reporting person (see instructions) IN

(1)	Including 506,666 common stock warrants.

Item 1 (a).	Name of Issuer

New Peoples Bankshares, Inc. (the “Company”)

Item 1 (b).	Address of Issuer’s Principle Executive Offices

67 Commerce Drive

Honaker, VA 24260

Item 2 (a).	Name of Person Filing

Richard G. Preservati individually

This statement is filed on behalf of Richard G. Preservati individually, who transferred all of his shares of common stock of the Company (2,533,333 shares) to the family limited partnership FAMILY’S FUTURE IV LIMITED PARTNERSHIP, of which Mr. Preservati is the General Partner, retaining only warrants for 506,666 shares of the common stock of the Company.

Item 2 (b).	Address of Principle Business Office or, if none, Residence

P.O. Box 1003

Princeton, WV 24740

Item 2 (c).	Citizenship

United States of America

Item 2 (d).	Title of Class of Securities

Common Stock Warrants, with an exercise price of $1.75 per share

Item 2 (e).	CUSIP Number

64801P101

Item 3.	If this statement is filed pursuant to sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Mr. Preservati individually beneficially owns 506,666 common stock warrants, and as General Partner of FAMILY’S FUTURE IV LIMITED PARTNERSHIP he beneficially owns 2,533,333 shares of common stock and in the aggregate Mr. Preservati beneficially owns 3,039,999 shares of common stock, including 506,666 common stock warrants.

(b)	Percent of class:

2.26% individually and 13.58% in the aggregate

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

506,666 (1) individually and 3,039,999 (1) in the aggregate

(ii)	Shared power to vote or to direct the vote:

0.0

(iii)	Sole power to dispose or to direct the disposition of:

506,666 (1) individually and 3,039,999 (1) in the aggregate

(iv)	Shared power to dispose or to direct the disposition of:

0.0

Item 5.	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

(1)	Including 506,666 common stock warrants.

CUSIP No. 64801P101

(1)	Names of reporting persons. I.R.S Identification Nos. of above persons (entities only). Richard G. Preservati as General Partner of FAMILY’S FUTURE IV LIMITED PARTNERSHIP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,533,333
(6) Shared voting power 0.0
(7) Sole dispositive power 2,533,333
(8) Shared dispositive power 0.0
(9)	Aggregate amount beneficially owned by each reporting person 3,039,999 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 13.58%
(12)	Type of reporting person (see instructions) IN

(1)	Including 506,666 common stock warrants.

Item 1 (a).	Name of Issuer

New Peoples Bankshares, Inc. (the “Company”)

Item 1 (b).	Address of Issuer’s Principle Executive Offices

67 Commerce Drive

Honaker, VA 24260

Item 2 (a).	Name of Person Filing

Richard G. Preservati as General Partner of FAMILY’S FUTURE IV LIMITED PARTNERSHIP

This statement is filed on behalf of Richard G. Preservati as General Partner of the family limited partnership FAMILY’S FUTURE IV LIMITED PARTNERSHIP. Mr. Preservati has sole voting rights and investment authority over the shares of common stock of Company owned by the partnership.

Item 2 (b).	Address of Principle Business Office or, if none, Residence

P.O. Box 1003

Princeton, WV 24740

Item 2 (c).	Citizenship

United States of America

Item 2 (d).	Title of Class of Securities

Common Stock, par value $2.00 per share

Item 2 (e).	CUSIP Number

64801P101

Item 3.	If this statement is filed pursuant to sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Mr. Preservati individually beneficially owns 506,666 common stock warrants, and as General Partner of FAMILY’S FUTURE IV LIMITED PARTNERSHIP he beneficially owns 2,533,333 shares of common stock and in the aggregate Mr. Preservati beneficially owns 3,039,999 shares of common stock, including 506,666 common stock warrants.

(b)	Percent of class:

11.32% as General Partner of FAMILY’S FUTURE IV LIMITED PARTNERSHIP and 13.58% in the aggregate

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

2,533,333 as General Partner of FAMILY’S FUTURE IV LIMITED PARTNERSHIP and 3,039,999 (1) in the aggregate

(ii)	Shared power to vote or to direct the vote:

0.0

(iii)	Sole power to dispose or to direct the disposition of:

2,533,333 as General Partner of FAMILY’S FUTURE IV LIMITED PARTNERSHIP and 3,039,999 (1) in the aggregate

(iv)	Shared power to dispose or to direct the disposition of:

0.0

Item 5.	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)	Includes 506,666 common stock warrants.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2014	By:	/s/ Richard G. Preservati
Richard G. Preservati

Dated: January 27, 2014	By:	/s/ Richard G. Preservati
Richard G. Preservati as General Partner of FAMILY’S FUTURE IV LIMITED PARTNERSHIP